SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D. C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 4)


                  Modine Manufacturing Company
                  ----------------------------
                        (Name of Issuer)



           Current Members of the Investment Committee of Modine Manufacturing Company's Pension Trusts:

                         V. S. Frangopoulos
                         D. R. Johnson
                         W. E. Pavlick
                         D. B. Rayburn
                         A. D. Reid
                 -----------------------------------
                 (Names of Persons Filing Statement)



            Common Stock, par value $0.625 per share
            ----------------------------------------
                 (Title of Class of Securities)


                           607828-100
                         --------------
                         (CUSIP Number)




                        December 31, 1998
      -------------------------------------------------------
      (Date of Event which Requires Filing of this Statement)














                              1(a)

CUSIP NO.         607828-100
           ------------------------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                          V. S. Frangopoulos
                          --------------------------------

 2)  Check the Appropriate Box if a Member of a Group

     (a)              X
           -----------------------

     (b)
           -----------------------

 3)  SEC Use Only

     -------------------------------------------------------

 4)  Citizenship                              U.S.
                                            -------------------

Number of    (5) Sole Voting Power               292,131
Shares Bene-                                 ------------------
 ficially    (6) Shared Voting Power           1,483,771
Owned by                                     ------------------
Each Report- (7) Sole Dispositive Power          292,131
 ing Person                                  ------------------
With         (8) Shared Dispositive Power      1,483,771
                                             ------------------
 9)  Aggregate Amount Beneficially Owned by
     Each Reporting Person                     1,775,902
                                             ------------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares
            ---------------------------------------------------

11)  Percent of Class Represented by Amount in Row (9)  6.02%
                                                       --------
12)  Type of Reporting Person   EP, IN (As a member of the
                              -----------------------------------
            Pension Trust Investment Committee and individually.)
     ------------------------------------------------------------












                              1(b)

CUSIP NO.         607828-100
          -------------------------


 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                          D. R. Johnson
                          -----------------------------

 2)  Check the Appropriate Box if a Member of a Group

     (a)              X
           ----------------------

     (b)
           ----------------------
 3)  SEC Use Only

     -------------------------------------------------------

 4)  Citizenship                              U.S.
                                        ---------------------

Number of    (5) Sole Voting Power               243,637
Shares Bene-                                  -------------------
 ficially    (6) Shared Voting Power           1,483,771
Owned by                                      -------------------
Each Report- (7) Sole Dispositive Power          243,637
 ing Person                                   -------------------
With         (8) Shared Dispositive Power      1,483,771
                                              -------------------
 9)  Aggregate Amount Beneficially Owned by
     Each Reporting Person                     1,727,408
                                              -------------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares
            -------------------------------------------------

11)  Percent of Class Represented by Amount in Row (9)  5.86%
                                                      -------
12)  Type of Reporting Person   EP, IN (As a member of the
                              ------------------------------------
            Pension Trust Investment Committee and individually.)
     -------------------------------------------------------------












                              1(c)

CUSIP NO.         607828-100
           -------------------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                          W. E. Pavlick
                          ---------------------------

 2)  Check the Appropriate Box if a Member of a Group

     (a)              X
           -----------------------

     (b)
           -----------------------

 3)  SEC Use Only

     -------------------------------------------------------

 4)  Citizenship                              U.S.
                                          ------------------

Number of    (5) Sole Voting Power               276,479
Shares Bene-                                 ------------------
 ficially    (6) Shared Voting Power           1,483,771
Owned by                                     ------------------
Each Report- (7) Sole Dispositive Power          276,479
 ing Person                                  ------------------
With         (8) Shared Dispositive Power      1,483,771
                                             ------------------
 9)  Aggregate Amount Beneficially Owned by
     Each Reporting Person                     1,760,250
                                             ------------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares
            ------------------------------------------------

11)  Percent of Class Represented by Amount in Row (9)  5.97%
                                                       -------
12)  Type of Reporting Person   EP, IN (As a member of the
                                ---------------------------------
            Pension Trust Investment Committee and individually.)
     ------------------------------------------------------------












                              1(d)

CUSIP NO.         607828-100
            ---------------------------


 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                          D. B. Rayburn
                          ----------------------------

 2)  Check the Appropriate Box if a Member of a Group

     (a)              X
             ---------------------

     (b)
             ---------------------
 3)  SEC Use Only

     --------------------------------------------------------

 4)  Citizenship                              U.S.
                                             -----------------

Number of    (5) Sole Voting Power               116,763
Shares Bene-                                 -----------------
 ficially    (6) Shared Voting Power           1,483,771
Owned by                                     -----------------
Each Report- (7) Sole Dispositive Power          116,763
 ing Person                                  -----------------
With         (8) Shared Dispositive Power      1,483,771
                                             -----------------
 9)  Aggregate Amount Beneficially Owned by
     Each Reporting Person                     1,600,534

10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares
            ---------------------------------------------------

11)  Percent of Class Represented by Amount in Row (9)   5.42%
                                                       -------
12)  Type of Reporting Person   EP, IN (As a member of the
                              -----------------------------------
            Pension Trust Investment Committee and individually.)
     -------------------------------------------------------------












                              1(e)

CUSIP NO.         607828-100
          -------------------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                          A. D. Reid
                          --------------------

 2)  Check the Appropriate Box if a Member of a Group

     (a)              X
           ----------------------

     (b)
           -----------------------

 3)  SEC Use Only

     -------------------------------------------------------

 4)  Citizenship                              Australia
                                           ----------------------

Number of    (5) Sole Voting Power               143,036
Shares Bene-                                 ----------------
 ficially    (6) Shared Voting Power           1,483,771
Owned by                                     ----------------
Each Report- (7) Sole Dispositive Power          143,036
 ing Person                                  ----------------
With         (8) Shared Dispositive Power      1,483,771
                                             ----------------
 9)  Aggregate Amount Beneficially Owned by
     Each Reporting Person                     1,626,807
                                             ----------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares
            -------------------------------------------------

11)  Percent of Class Represented by Amount in Row (9)  5.52%
                                                      --------
12)  Type of Reporting Person   EP, IN (As a member of the
                               ----------------------------------
            Pension Trust Investment Committee and individually.)
     -------------------------------------------------------------












                              1(f)

Item 1(a).  Name of Issuer:
---------   --------------


            Modine Manufacturing Company



Item 1(b).  Address of Issuer's Principal Executive Offices:
---------   -----------------------------------------------


            1500 DeKoven Avenue

            Racine, WI  53403



Item 2(a).  Name of Person Filing:
---------   ---------------------


            Modine Manufacturing Company's Pension Trusts.



            This statement is being filed by the members of

            the Investment Committee defined in Modine's Pension

            Trusts (the "Pension Trusts") in their capacities as

            members of the Investment Committee.



Item 2(b).  Address of Principal Business Office, or, if none, Residence:
---------   ------------------------------------------------------------


            1500 DeKoven Avenue

            Racine, WI  53403



Item 2(c).  Citizenship:
---------   -----------

            U.S.A.



Item 2(d).  Title of Class of Securities:
---------   ----------------------------

            Common

Item 2(e).  CUSIP Number:
---------   ------------

            607828-100



Item 3:     If this statement is filed pursuant to Rule 13d-1(b)
------

            or 13d-2(b), check whether the person filing is a:



            (a)  [ ]   Broker or dealer registered under section 15

                       of the Act.



            (b)  [ ]   Bank as defined in section 3(a)(6) of the Act.



            (c)  [ ]   Insurance company as defined in section 3(a)(19)

                       of the Act.



            (d)  [ ]   Investment Company registered under section 8 of the

                       Investment Company Act.



            (e)  [ ]   Investment adviser registered under section 203 of the

                       Investment Advisers Act of 1940.



            (f)  [X]   Employee Benefit Plan, Pension Fund which is

                       subject to the provisions of the Employee Retirement

                       Income Security Act of 1974 or endowment fund; see

                       section 240.13d-1(b)(1)(ii)(F).



            (g)  [ ]   Parent holding company, in accordance with

                       section 240.13d-1(b)(ii)(G).

            (h)  [ ]   groups, in accordance with section

                       240.13d-1(b)(1)(ii)(H).



Item 4.     Ownership:   Provide the following information
------      ---------

regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.



            (a)  Amount beneficially owned:  See 1(b), 1(c), 1(d),
                                             ---

                 1(e) and 1(f).



            (b)  Percent of class:  See 1(b), 1(c), 1(d), 1(e) and 1(f).
                                    ---



            (c)   Number of shares as to which such person has:



                    (i)  Sole power to vote or to direct the vote:

                         See 1(b), 1(c), 1(d), 1(e) and 1(f).
                         ---



                   (ii)  Shared power to vote or to direct the vote:

                         See 1(b), 1(c), 1(d), 1(e) and 1(f).
                         ---



                  (iii)  Sole power to dispose or to direct the disposition

                         of:  See 1(b), 1(c), 1(d), 1(e) and 1(f).
                              ---


                   (iv)  Shared power to dispose or to direct the disposition of:  See 1(b), 1(c), 1(d), 1(e) and 1(f).
                              ---

Item 5.     Ownership of Five Percent or Less of a Class.
------      --------------------------------------------



            If this statement is being filed to report the

            fact that as of the date hereof the reporting person

            has ceased to be the beneficial owner of more than

            five percent of the class of securities, check the

            following   [ ].




Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
------      ---------------------------------------------------------------



            Not applicable.



Item 7.     Identification and Classification of the Subsidiary
------

            Which Acquired the Security Being Reported on By the

            Parent Holding Company:



            Not applicable.



Item 8.     Identification and Classification of Members of the
------      ---------------------------------------------------

            Group:
            -----



            See attached exhibit.
            ---



Item 9.     Notice of Dissolution of Group:
------      ------------------------------



            Not applicable.

Item 10.    Certification:
-------     -------------



            By signing below I certify that, to the best of my

            knowledge and belief, the securities referred to

            above were acquired in the ordinary course of

            business and were not acquired for the purpose of

            and do not have the effect of changing or

            influencing the control of the issuer of such

            securities and were not acquired in connection with

            or as a participant in any transaction having such

            purpose or effect.

Signature:


D. R. JOHNSON                                  February 12, 1999
---------------------------------------------  ------------------
D. R. Johnson, President and Chief Executive           Date
   Officer and member of the Investment
   Committee


V. S. FRANGOPOULOS                             February 12, 1999
---------------------------------------------  ------------------
V. S. Frangopoulos, Group Vice President,              Date
   Off-Highway Products and member of the
   Investment Committee


W. E. PAVLICK                                  February 12, 1999
---------------------------------------------  ------------------
W. E. Pavlick, Senior Vice President, General          Date
   Counsel and Secretary, and member of the Investment Committee


D. B. RAYBURN                                  February 12, 1999
---------------------------------------------  ------------------
D. B. Rayburn, Executive Vice President                Date
   Original Equipment and a member of the
   Investment Committee


A. D. REID                                     February 12, 1999
---------------------------------------------  -----------------
A. D. Reid, Vice President Finance and Chief           Date
   Financial Officer, and member of the
   Investment Committee

                           APPENDIX A

     This statement is being filed by members of the Investment
Committee of Modine's Pension Trusts in their capacity as Investment Committee members.


D. R. Johnson:       Mr. Johnson is President and Chief Executive
                     Officer, Director of Modine, and a member of the Investment Committee.

V. S. Frangopoulos:  Mr. Frangopoulos is Group Vice President,
                     Off-Highway Products and a member of the Investment Committee.

W. E. Pavlick:       Mr. Pavlick is Senior Vice President,
                     General Counsel and Secretary of Modine, and member of the Investment Committee.

D. B. Rayburn:       Mr. Rayburn is Executive Vice President,
                     Original Equipment and member of the
                     Investment Committee.

A. D. Reid:          Mr. Reid is Vice President - Finance, and
                     Chief Financial Officer of Modine, and
                     member of the Investment Committee.


     The business address for Messrs. Johnson, Frangopoulos, Pavlick, Rayburn and Reid and Modine Manufacturing Company is 1500 DeKoven
Avenue, Racine, Wisconsin 53403. Modine Manufacturing Company is a manufacturer of heat-transfer products.